October 24, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jessica Ansart

Jane Park

Re:	Haleon plc

Registration Statement on Form F-4

Filed September 29, 2022

File No. 333-267650

Ladies and Gentlemen:

On behalf of Haleon plc (the “Company”), we hereby respond to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) contained in your letter dated October 17, 2022 (the “Comment Letter”) regarding Haleon’s Registration Statement on Form F-4 filed with the SEC on September 29, 2022, File No. 333-267650 (the “Registration Statement”). On behalf of the Company, we hereby file an amendment to the Registration Statement (“Amendment No. 1”), which reflects the Company’s response to the Comment Letter.

For the convenience of the Staff, we have set forth below the comment contained in the Comment Letter in bold type followed by the Company’s response thereto. Capitalized terms used but not defined herein have the respective meanings set forth for such terms in the Registration Statement.

Registration Statement on Form F-4

General

U.S. Securities and Exchange Commission, p. 2

1.

We note your response to our prior comment and reissue the comment, in part. Please revise your disclosure to participants on page 272 or elsewhere in your prospectus, as appropriate, to include that if a participant acquires the exchange securities for the purpose of distributing them, such person must also be identified as an underwriter in the prospectus. Refer to Securities Act Sections C&DI Question 111.02 and Securities Act Forms C&DI Question 125.13.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 272 of Amendment No. 1 to clarify that if a participant acquires the exchange securities for the purpose of distributing them, such person must be identified as an underwriter in the prospectus related to any secondary sale transaction of such securities.

Please do not hesitate to contact me at +44 20 7614 2237 with any questions regarding this correspondence.

Sincerely yours,

/s/ Sebastian R. Sperber
Sebastian R. Sperber

cc:	Bjarne Tellmann, Senior Vice President and General Counsel, Haleon plc